UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission file number: 001-38775

ITAMAR MEDICAL LTD.

(Name of registrant)

9 Halamish Street, Caesarea 3088900, Israel

(Address of principal executive office)

_____________________

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On May 2, 2019, Itamar Medical Ltd. (the “Company”), entered into a data integration agreement (the "Agreement") with ResMed Corp. ("ResMed"), the owner and developer of AirViewTM, a cloud based, secure, compliance platform. Under the Agreement, the Company will obtain access to information entered by durable medical equipment providers who have agreed to share compliance data from AirView with the Company and its customers using the Company’s sleep management software. The data will be provided to customers through the Company's SleePathTM, an integrated cloud-based sleep apnea patient care pathway management tool for non-sleep physicians. The term of the Agreement is not fixed and shall continue until terminated in accordance with its terms. The Agreement contains customary provisions, including with respect to license fees, privacy and security and mutual indemnification.

Entering into the Agreement is intended to expand the sleep management status and continuous positive airway pressure (CPAP) compliance data currently available just from Philips Respironics devices. There is no assurance that such supplement will increase the adoption of SleePathTM.

Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we discuss the potential expansion of data available on SleepPathTM, or the adoption of SleePathTM, we are using forward-looking statements. Because such statements deal with future events, they are subject to various risks, uncertainties and assumptions, including events and circumstances out of the Company's control and actual results, expressed or implied by such forward-looking statements, could differ materially from the Company's current expectations. Factors that could cause or contribute to such differences include, but are not limited to, risks, uncertainties and assumptions discussed from time to time by the Company in reports filed with, or furnished to, the U.S. Securities and Exchange Commission (“SEC”) and the Israel Securities Authority (“ISA”), including the Company’s latest Form 20-F which is on file with the SEC and the ISA. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ITAMAR MEDICAL LTD.
By: /s/ Shy Basson
Shy Basson Chief Financial Officer

Date: May 7, 2019